STATEMENT CONCERNING ACCIDENT IN KAZAKHSTAN

11th January 2008 - London / Luxembourg - ArcelorMittal regrets to announce that an accident occurred this morning at its Abaiskaya mine in Kazakhstan.  At this time it is believed that there are 7 fatalities.  Current indications show a further 23 people are still missing.  The cause of the accident is not yet known.

Emergency planning procedures are in place at the mine and have been immediately implemented.  Rescue work is currently underway.   Senior members of ArcelorMittal Temirtau management, including CEO Mr Satish Taparia are present at the mine.

A full investigation is being launched into the causes of the accident.

Mr Lakshmi Mittal, President and CEO, ArcelorMittal, said:

“I deeply regret that there has been an accident in one of our mines in Kazakhstan.  We are doing everything we can to locate those still missing and to assist the bereaved.  The safety of our workers is our number one priority and there has been a significant capital expenditure, change in operating practices and a change in management to improve health and safety at our mines in Kazakhstan over the past years.  An investigation into the causes of the accident has been launched.”